UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

11/F No. 3 Building, 700 Yishan Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

Giant Interactive Group Inc.

Form 6-K

TABLE OF CONTENT

Description	Page

Signature	3

Exhibit 99.1 – Press Release Dated July 18, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Jazy Zhang
Name:	Jazy Zhang
Title:	Chief Financial Officer

Date: July 18, 2014

Exhibit 99.1

GIANT INTERACTIVE GROUP

ANNOUNCES COMPLETION OF US$3 BILLION GOING PRIVATE TRANSACTION

SHANGHAI, PRC — July 18, 2014 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, today announced the completion of its merger (the “Merger”) with Giant Merger Limited (“Merger Sub”), a wholly-owned subsidiary of Giant Investment Limited (“Parent”), pursuant to the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 17, 2014 and amended on May 12, 2014, among the Company, Parent and Merger Sub. As a result of the Merger, Parent has acquired the Company (which is now a direct wholly owned subsidiary of Parent) in a cash transaction valued at approximately US$3.0 billion.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on July 14, 2014, all of the Company’s ordinary shares (including ordinary shares represented by American depositary shares (“ADSs”), each representing one ordinary share) issued and outstanding immediately prior to the effective time of the Merger have been cancelled in exchange for the right to receive US$12.00 per ordinary share or US$12.00 per ADS, in each case, in cash, without interest and net of any applicable ADS cancelation fees and withholding taxes, except for (a) 58,224,305 ordinary shares held by Union Sky Holding Group Limited (“Union Sky”) and 11,800,000 ordinary shares held by Baring Private Equity Asia V Holding (12) Limited, each of which is a member of the buyer group, and the ordinary shares held by Parent, the Company or any of their subsidiaries immediately prior to the effective time of the Merger, which Shares were cancelled without payment of any consideration or distribution therefor, (b) ordinary shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under applicable law, and (c) 37,500,000 ordinary shares held by Union Sky immediately prior to the effective time of the Merger, which were cancelled in exchange for Union Sky’s right to receive a promissory note to be issued by the Company as the surviving corporation in the Merger in principal amount of US$450,000,000, which is equal to the product of (i) 37,500,000 and (ii) US$12.00, which note bears simple interest at 2.0% per annum.

Shareholders of record and ADS holders who hold American depositary receipts (“ADRs”) evidencing their ADSs as of the effective time of the Merger who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their ordinary share certificates and ADRs in exchange for the merger consideration. Shareholders and ADS holders who hold ADRs should wait to receive the letter of transmittal before surrendering their ordinary share certificates or ADRs. As soon as practicable after the date of this announcement, Citibank, N.A., in its capacity as ADS depositary (the “ADS Depositary”), will call for the surrender of all ADSs for delivery of the merger consideration. Upon the surrender of such ADSs, the ADS Depositary will pay to the surrendering holders $12.00 per ADS surrendered (less an ADS cancellation fee of $0.05 per ADS) in cash, without interest and net of any applicable withholding taxes.

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (the “NYSE”) be suspended as of the close of trading on July 18, 2014. The Company requested that the NYSE file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NYSE and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in ten days. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

Cautionary Statement concerning Forward Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Elsword, World of Xianxia and Jianghu. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Investor Contacts:

Giant Interactive Group Inc.	Giant Interactive Group Inc.
Rich Chiang, IR Director	Kristie Chen, IR Manager
T: +86-21-3397-9959	T: +86-21-3397-9971
E: ir@ztgame.com	E: ir@ztgame.com
www.ga-me.com	www.ga-me.com

FleishmanHillard
Savoy Lee
T: +852-2530-0203
E: giantinteractive@fleishman.com

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